UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 22, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 22nd, 2022

DATE, TIME AND PLACE: March 22nd, 2022, at 11.40 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise and Sabrina Di Bartolomeo, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Messrs. Agostino Nuzzolo and Elisabetta Paola Romano.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To resolve on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”); and (5) To acknowledge on the progress of the negotiations regarding the acquisition of the assets of the mobile services business of Grupo Oi.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on March 22nd, 2022, as per Mr. Nicandro Durante’s report, Chairman of the CESG, with special emphasis on the presentation of the Company's ESG Report.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

March 22nd, 2022

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on March 22nd, 2022, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE, with special emphasis on the presentation of the Company's ESG Report.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on March 22nd, 2022, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR, with special emphasis on the presentation of the Company's ESG Report.

(4) Approved based on the Section 46, 3rd paragraph, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$195,000,000.00 (one hundred and ninety-five million reais) as Interest on Shareholders’ Equity ("IE"), at R$0.080564991 (zero point zero, eight, zero, five, six, four, nine, nine, one reais) of gross value per share. The payment will be made by April 27th, 2022, without the application of any monetary restatement index, considering the date of March 28th, 2022 as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

(5) Further to the discussions and analyses held at this Board’s meeting on March 10th, 2020, and the resolutions and information recorded at the meetings of July 17th, 2020, July 27th, 2020, September 10th, 2020, September 24th, 2021, November 25th, 2021, and February 23rd, 2022, and after the presentation made and the clarifications provided by Mrs. Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer) of the Company, the Board members acknowledged on the progress of the negotiations regarding the acquisition of the assets of the mobile services business of Grupo Oi, and authorized the Officers and/or attorneys-in-fact of the Company to sign any and all documents that are necessary and to perform all the acts legally required for the execution of the agreements referred to in the support material, including, but not limited, the execution of AFAC – Advance for Future Capital Increase between the Company and Cozani RJ Infraestrutura e Redes de Telecomunicações S.A., whose capitalization will be carried out at the next Extraordinary Shareholders' Meeting of the latter or at most within 120 (one hundred and twenty) days from the end of the fiscal year.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

March 22nd, 2022

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 22nd, 2022.

JAQUES HORN

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 22, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer